UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 12b-25	SEC FILE NUMBER
001-32264

NOTIFICATION OF LATE FILING	CUSIP NUMBER
262506108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended:		March 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: DSL.net, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):50 Barnes Park North, Suite 104

City, State and Zip Code: Wallingford, CT 06492

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DSL.net, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2006 (the “Form 10-Q”) within 45 days after the end of such quarterly period without unreasonable effort or expense because of delays in finalizing the Company’s required disclosure attributable to the temporary unavailability of the Company’s information technology systems to Company personnel responsible for preparing the required financial and legal disclosure due to the Company’s recent re-location of its corporate headquarters from New Haven, CT to Wallingford, CT, which was implemented in early May of 2006. The filing delay is also attributable to the Company’s efforts to comply with the newly effective financial reporting requirements of SFAS 123R, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the reporting issuer’s statement of operations based on their fair values, necessitating revised stock compensation and related financial disclosure from prior reporting formats. The Company currently intends to file the Form 10-Q as soon as reasonably practicable but in no event later than the five-day grace period prescribed by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Walter R. Keisch	(203)	284-6100
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report results of operations in its statements of operations for the three months ended March 31, 2006 and 2005 in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 that approximate the summary operating results shown below:

(dollars in thousands except per share amounts)
	Three Months Ended March 31,
	2006	2005
Revenue from continuing operations	$10,109	$13,674
Operating loss from continuing operations	$(3,497)	$(1,518)
Net loss from continuing operations	$(4,867)	$(3,489)
Net loss	$(4,867)	$(3,502)
Net loss per share, basic and diluted	$(0.02)	$(0.01)

The degradation in the first quarter 2006 operating results compared to the first quarter of 2005 is primarily attributable to the Company’s continued revenue decline and various operating factors, as more fully explained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, a copy of which is on file with the Commission.

DSL.net, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2006	By:	/s/ Walter R. Keisch
Name: Walter R. Keisch Title: Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).